

News Release

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO   **FOR IMMEDIATE RELEASE**
(603) 893-9701
e-mail: InvestorRelations@Standex.com

STANDEX EXPANDS ELECTRONICS IN ASIA WITH PLANNED ACQUISITION OF OKI SENSOR DEVICE CORPORATION

- *Global Leader in the Design, Manufacture and Sale of Magnetic Reed Switches*
- *Provides Significant Technological, Product Line and Geographic Expansion*
- *Transaction Expected to Close March 31, 2017*
- *Expected EPS Accretion (ex-purchase accounting) of $0.08-$0.11 in Fiscal 2017, $0.40-$0.44 in Fiscal 2018*

SALEM, NH – February 2, 2017. . . . Standex International Corporation **(NYSE:SXI)** today announced that it has entered into a definitive agreement with Japan-based OKI Electric Industry Co., Ltd. **(Tokyo Stock Exchange: 6703)** to acquire its wholly owned subsidiary, OKI Sensor Device Corporation ("OKI Sensor Device"). Terms of the transaction were not disclosed. OKI Sensor Device is the world's leading designer and supplier of magnetic reed switches. It recorded revenue of approximately ¥6.8 billion (approximately $56 million) for its most recently concluded fiscal year ended March 31, 2016 with approximately $12.9 million of this revenue comprised of sales to Standex Electronics. The acquisition, which is anticipated to close on or about March 31, 2017, subject to required regulatory approvals, should be accretive to earnings per share by $0.08-$0.11 in fiscal 2017 and $0.40-$0.44 in fiscal 2018, net of purchase accounting and acquisition costs.

Commenting on the planned transaction, Standex Chairman and CEO David Dunbar stated "OKI Sensor Device is recognized throughout the world for its production of robust, high quality magnetic reed switches, while our Standex Electronics business is known for its ability to deliver custom engineered sensor and electro-magnetic solutions to customers in the automotive, aerospace, medical, industrial and appliance markets. The acquisition enhances our access to important Asian markets. In addition, by leveraging combined engineering, manufacturing and sales capabilities, we will be able to provide customers with a world class suite of reed switches and related magnetic solutions while continuing to serve OKI Sensor Device's diverse distribution channels. OKI Sensor Device has an experienced and capable management team, and we look forward to welcoming its employees and partners to Standex."

"As an existing customer, we have long admired the engineering and quality of OKI Sensor Device's products," said Standex Electronics President John Meeks. "We already enjoy a strong long-term relationship with management which should greatly facilitate our ability to enhance product offerings and further our global reach."

About OKI Sensor Device Corporation

Headquartered in Kofu City, Japan, OKI Sensor Device Corporation is the world's leading designer and supplier of magnetic reed switches. Its products are incorporated into a wide variety of sensing solutions for end use customers primarily in the automotive and consumer electronics fields. For additional information, visit the Company's website at http://www.osdc.co.jp/en/index.shtml.

About OKI Electric Industry (OKI)

Founded in 1881, OKI Electric Industry is Japan's leading telecommunications manufacturer in the Info-telecom field. Headquartered in Tokyo, Japan, OKI provides top-quality products, technologies, and solutions to customers through its info-telecom systems and printer operations. Its various business divisions function synergistically to bring to market exciting new products and technologies that meet a wide range of customer needs in various sectors. Visit OKI's global website at http://www.oki.com/

About Standex
Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment, Engineering Technologies, Engraving, Electronics, and Hydraulics with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at http://standex.com/.